--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

     ---------------------------------------------------------------------

                          RIVIERA HOLDINGS CORPORATION

                                (Name of Issuer)

                                  Common Stock

                         (Title of Class of Securities)

                                   769627 10 0

                                 (CUSIP Number)

                             D. Kerry Crenshaw, Esq.
                                 Clark Hill PLC
                         500 Woodward Avenue, Suite 3500
                             Detroit, MI 48226-3435
                                 (313) 965-8266
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               September 13, 2006

             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.|_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 769627 10 0

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     DESERT ROCK ENTERPRISES LLC
     20-3404082
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Nevada, United States of America
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    625,000
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        625,000
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           625,000
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    625,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     625,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.01%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 769627 10 0

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The Derek J. Stevens Irrevocable Trust under agreement dated July 16, 1993
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    164,000
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        789,000
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           164,000
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    789,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     789,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.33%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 769627 10 0

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Derek J. Stevens
     (as trustee of the Derek J. Stevens Irrevocable Trust under agreement dated July 16, 1993)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    164,000
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        789,000
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           164,000
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    789,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     789,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.33%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 769627 10 0

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The Gregory J. Stevens Irrevocable Trust under agreement dated
     September 20, 1995
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    90,000
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        715,000
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           90,000
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    715,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     715,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.73%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 769627 10 0

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Gregory J. Stevens
     (as trustee of the Gregory J. Stevens Irrevocable Trust under agreement dated September 20, 1995)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    90,000
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        715,000
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           90,000
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    715,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     715,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.73%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

      The class of equity securities to which this statement on Schedule 13D (the "Statement") relates is the common stock, par value $0.001 per share (the "Common Stock"), of Riviera Holdings Corporation, a Nevada corporation (the "Issuer"), and is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The principal executive offices of the Issuer are located at 2901 Las Vegas Boulevard South, Las Vegas, Nevada 89109.

Item 2. Identity and Background

      This Statement is being filed on behalf of Desert Rock Enterprises LLC, a Nevada limited liability company ("Desert Rock"), the Derek J. Stevens Irrevocable Trust, under agreement dated July 16, 1993 (a trust formed under the laws of the State of Michigan for the sole benefit of Derek J. Stevens, the "Derek J. Stevens Trust"), Derek J. Stevens, as trustee of the Derek J. Stevens Trust, the Gregory J. Stevens Irrevocable Trust, under agreement dated September 20, 1995 (a trust formed under the laws of the State of Michigan for the sole benefit of Gregory J. Stevens, the "Gregory J. Stevens Trust") and Gregory J. Stevens, as trustee of the Gregory J. Stevens Trust. The five persons are collectively referred to as the "Reporting Persons". The Reporting Persons are filing jointly and the agreement among the Reporting Persons to file jointly is attached as Exhibit 6 hereto, and incorporated by reference herein.

      The principal office of Desert Rock is 3960 Howard Hughes Parkway, Suite 562, Las Vegas, Nevada 89109. The business address of Derek J. Stevens, Gregory
J. Stevens, the Derek J. Stevens Trust, and the Gregory J. Stevens Trust is 21777 Hoover Road, Warren, MI 48089, United States of America.

      The principal business of Desert Rock is that of a limited liability company, currently focusing on the acquisition and development of real estate. Derek J. Stevens is the Manager of Desert Rock and the sole trustee of the Derek
J. Stevens Trust. Both the Derek J. Stevens Trust and the Gregory J. Stevens Trust are members of Desert Rock, and serve as irrevocable trusts for Derek J. Stevens and Gregory J. Stevens, respectively. Gregory J. Stevens is the sole trustee of the Gregory J. Stevens Trust.

      During the last five years, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any person named in this Item 2, has been:
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

      In acquiring 625,000 shares of the Common Stock of the Issuer prior to September 22, 2006, Desert Rock expended approximately $12,673,974 of its working capital. In acquiring 164,000 shares of the Common Stock of the Issuer prior to September 22, 2006, the Derek J. Stevens Trust expended approximately $3,452,733 of the funds it held in trust. In acquiring 90,000 shares of the Common Stock of the Issuer, the Gregory J. Stevens Trust expended approximately $1,695,447 of the funds it held in trust. Derek J. Stevens and Gregory J. Stevens are listed on this Schedule 13D solely in their capacity as the Manager of Desert Rock (for Derek J. Stevens), and as trustees of the Derek J. Stevens Trust and the Gregory J. Stevens Trust, respectively.

Item 4. Purpose of Transaction

      Desert Rock, the Derek J. Stevens Trust and the Gregory J. Stevens Trust acquired the shares in order to invest in the Issuer. The Reporting Persons intend to review from time to time both the Issuer's business affairs and the business affairs and financial position of Desert Rock. Based on such evaluation and review, and subject to applicable law and regulation and depending upon certain factors, including without limitation, the financial performance of the Issuer, the Reporting Persons may consider from time to time various strategic alternatives. Such strategic alternatives may include, among other things, (i) the acquisition of additional shares of Common Stock or other securities of the Issuer through open market purchases or otherwise, (ii) the sale of any number of shares of Common Stock or other securities of the Issuer through the open market or otherwise, (iii) extraordinary corporate transactions, (iv) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, or (v) any other of the matters described in clauses (a) through
(j) of Item 4 of Schedule 13D.

      As part of the Reporting Persons' ongoing review of their investment in the Common Stock of the Issuer, each and/or all of the Reporting Persons will from time to time hold talks or discussions with and respond to inquiries from various parties, including, without limitation, the Issuer's Board of Directors, management or representatives, other shareholders and other persons or entities regarding the Issuer's affairs and strategic alternatives.

Item 5. Interest in Securities of the Issuer.

      Based upon the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, there were 12,463,755 shares of Common Stock outstanding as of August 7, 2006. Based on the foregoing, the 625,000 shares of Common Stock beneficially owned by Desert Rock represent approximately 5.01% of the Common Stock issued and outstanding (the "Desert Rock Shares"), the 164,000 shares of Common Stock directly owned by the Derek J. Stevens Trust represent approximately 1.3% of the Common Stock issued and outstanding (the "Derek J. Stevens Trust Shares"), and the 90,000 shares of Common Stock directly owned by the Gregory J. Stevens Trust represent approximately 0.7% of the Commons Stock issued and outstanding (the "Gregory J. Stevens Trust Shares"). Collectively, the 879,000 shares beneficially owned by the Reporting Persons represents approximately 7.05% of the Common Stock issued and outstanding (the "Subject Shares"). The Subject Shares are comprised of the Desert Rock Shares, the Derek
J. Stevens Trust Shares and the Gregory J. Stevens Trust Shares.

      Desert Rock will have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Desert Rock Shares. As members of Desert Rock, the Derek J. Stevens Trust and the Gregory J. Stevens Trust may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Desert Rock Shares, and as Manager of Desert Rock, Derek J. Stevens may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Desert Rock Shares. None of the Derek J. Stevens Trust, the Gregory J. Stevens Trust, Derek J. Stevens or Gregory J. Stevens owns any of the Desert Rock Shares and each such entity and/or individual disclaims any beneficial ownership of the Desert Rock Shares (and any shares of Common Stock held by Desert Rock).

      The Derek J. Stevens Trust will have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Derek J. Stevens Trust Shares. As trustee of the Derek J. Stevens Trust, Derek J. Stevens may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Derek J. Stevens Trust Shares. Derek J. Stevens does not own any of the Derek J. Stevens Trust Shares, and disclaims any beneficial ownership of the Derek J. Stevens Trust Shares.

      The Gregory J. Stevens Trust will have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Gregory J. Stevens Trust Shares. As trustee of the Gregory J. Stevens Trust, Gregory J. Stevens may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Gregory J. Stevens Trust Shares. Gregory J. Stevens does not own any of the Gregory J. Stevens Trust Shares, and disclaims any beneficial ownership of the Gregory J. Stevens Trust Shares.

      Derek J. Stevens does not personally own any shares of the Common Stock of the Issuer directly. By virtue of Derek J. Stevens' position as the Manager of Desert Rock, and as trustee of the Derek J. Stevens Trust (which trust is also a member of Desert Rock), Derek J. Stevens may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Desert Rock Shares and/or the Derek J. Stevens Trust Shares. Derek J. Stevens disclaims any beneficial ownership of any of the Subject Shares.

      Gregory J. Stevens does not personally own any shares of the Common Stock of the Issuer directly. By virtue of Gregory J. Stevens' position as the trustee of the Gregory J. Stevens Trust (which trust is also a member of Desert Rock), Gregory J. Stevens may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Desert Rock Shares and/or the Gregory J. Stevens Trust Shares. Gregory J. Stevens disclaims any beneficial ownership of any of the Subject Shares.

      As of the date hereof, neither any Reporting Person, nor to the best knowledge of any Reporting Person, any of the persons set forth in Item 2, owns any shares of the Common Stock of the Issuer other than the Subject Shares.

      The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions by the Reporting Persons in the shares of Common Stock of the Issuer within the last 60 days, which were all acquired in brokered transactions, are set forth below:

     ---------------------------------------------------------------------
     DATE                                   QTY      COST       TOTAL $
     ----                                   ---      ----       -------
     ---------------------------------------------------------------------
     DESERT ROCK
     ---------------------------------------------------------------------
     July 24, 2006                          7,600    20.04      152,319.20
     ---------------------------------------------------------------------
     July 25, 2006                          4,500    20.60       92,691.05
     ---------------------------------------------------------------------
     July 26, 2006                          7,500    20.81      156,070.73
     ---------------------------------------------------------------------
     July 27, 2006                         19,700    20.13      396,493.10
     ---------------------------------------------------------------------
     July 28, 2006                         66,700    19.80    1,320,593.84
     ---------------------------------------------------------------------
     July 31, 2006                          2,900    20.14       58,415.05
     ---------------------------------------------------------------------
     August 1, 2006                         1,100    19.90       21,884.99
     ---------------------------------------------------------------------
     August 3, 2006                        11,000    19.98      219,813.20
     ---------------------------------------------------------------------
     August 4, 2006                        53,000    19.40    1,028,235.84
     ---------------------------------------------------------------------
     August 11, 2006                          900    20.23       18,205.00
     ---------------------------------------------------------------------
     August 14, 2006                        9,000    20.57      185,105.00
     ---------------------------------------------------------------------
     September 1, 2006                     12,000    19.98      239,804.04
     ---------------------------------------------------------------------
     September 6, 2006                      3,400    19.88       67,589.00
     ---------------------------------------------------------------------
     September 7, 2006                      1,600    19.90       31,845.00
     ---------------------------------------------------------------------
     September 8, 2006                      1,200    19.37       23,240.00
     ---------------------------------------------------------------------
     September 11, 2006                       500    19.69        9,845.00
     ---------------------------------------------------------------------
     September 12, 2006                     6,000    19.60      117,605.00
     ---------------------------------------------------------------------
     September 13, 2006                    84,100    20.09    1,689,504.87
     ---------------------------------------------------------------------
     September 14, 2006                    59,100    20.02    1,183,361.00
     ---------------------------------------------------------------------
     September 15, 2006                    40,900    20.44      835,866.03
     ---------------------------------------------------------------------
     September 18, 2006                     7,000    20.37      142,605.00
     ---------------------------------------------------------------------
     September 19, 2006                    25,300    20.31      513,848.20
     ---------------------------------------------------------------------

     ---------------------------------------------------------------------

     ---------------------------------------------------------------------
     September 20, 2006                    30,000    20.65      619,591.00
     ---------------------------------------------------------------------

     ---------------------------------------------------------------------
     Total for Desert Rock                455,000   $20.05   $9,124,531.14
     ---------------------------------------------------------------------

     ---------------------------------------------------------------------

     ---------------------------------------------------------------------
     DATE                                   QTY      COST       TOTAL $
     ----                                   ---      ----       -------
     ---------------------------------------------------------------------
     DEREK J. STEVENS TRUST
     ---------------------------------------------------------------------
     July 28, 2006                          6,600    19.90      131,362.04
     ---------------------------------------------------------------------
     July 31, 2006                            100    20.30        2,030.00
     ---------------------------------------------------------------------
     August 1, 2006                         2,600    19.71       51,255.00
     ---------------------------------------------------------------------
     August 2, 2006                         3,000    19.69       59,060.00
     ---------------------------------------------------------------------

     ---------------------------------------------------------------------
     Total for Derek J. Stevens Trust      12,300   $19.81   $  243,707.04
     ---------------------------------------------------------------------

     ---------------------------------------------------------------------
     GREGORY J. STEVENS TRUST
     ---------------------------------------------------------------------

     ---------------------------------------------------------------------
     July 26, 2006                         20,000    20.86      417,190.00
     ---------------------------------------------------------------------
     September 15, 2006                     1,600    20.15       32,240.00
     ---------------------------------------------------------------------
     September 18, 2006                     8,300    20.40      169,320.00
     ---------------------------------------------------------------------

     ---------------------------------------------------------------------
     Total for Gregory J. Stevens Trust    29,900   $20.69   $  618,750.00
     ---------------------------------------------------------------------

     ---------------------------------------------------------------------

     ---------------------------------------------------------------------
     Combined Total                       497,200   $20.09   $9,986,988.18
     ---------------------------------------------------------------------

      Except as set forth above, within the last 60 days, no other transactions in shares of Common Stock of the Issuer were effected by any Reporting Person, or to the best knowledge of any Reporting Person, any of the persons set forth in Item 2.

      No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale or, the Subject Shares.

      Clause (e) of Item 5 of Schedule 13D is not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      Except for the matters described herein, neither the Reporting Persons nor, to the best knowledge of any Reporting Person, any of the person listed in
Item 2, has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

EXHIBIT 1 Power of Attorney, granted by Derek J. Stevens, relating to Desert Rock Enterprises LLC, in favor of the signatories hereto, dated September 20, 2006.

EXHIBIT 2 Power of Attorney, granted by Derek J. Stevens, relating to the Derek J. Stevens Trust, in favor of the signatories hereto, dated September 20, 2006.

EXHIBIT 3 Power of Attorney, granted by Gregory J. Stevens, relating to the Gregory J. Stevens Trust, in favor of the signatories hereto, dated September 20, 2006.

EXHIBIT 4 Power of Attorney, granted by Derek J. Stevens in favor of the signatories hereto, dated September 20, 2006.

EXHIBIT 5 Power of Attorney, granted by Gregory J. Stevens in favor of the signatories hereto, dated September 20, 2006.

EXHIBIT 6 Joint Filing Agreement, by and among the Reporting Persons, dated September 20, 2006.

Signatures.

      After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct. Powers of Attorney, dated September 20, 2006, granted by Derek J.
Stevens, on behalf of Desert Rock Enterprises LLC, the Derek J. Stevens Trust and himself individually, in favor of D. Kerry Crenshaw, and granted by Gregory
J. Stevens on behalf of the Gregory J. Stevens Trust and himself individually, in favor of D. Kerry Crenshaw, are attached hereto as Exhibits 1, 2, 3, 4 and 5, and incorporated herein by reference.

September 20, 2006
Date

DESERT ROCK ENTERPRISES LLC


 /s/ Derek J. Stevens
--------------------------------------
By: Derek J. Stevens, its Manager


DEREK J. STEVENS


 /s/ Derek J. Stevens
--------------------------------------

THE DEREK J. STEVENS IRREVOCABLE TRUST, under agreement dated July 16, 1993


 /s/ Derek J. Stevens
--------------------------------------
By: Derek J. Stevens, its Trustee

THE GREGORY J. STEVENS  IRREVOCABLE  TRUST,  under agreement dated September 20,
1995


 /s/ Gregory J. Stevens
--------------------------------------
By: Gregory J. Stevens, its Trustee


GREGORY J. STEVENS


 /s/ Gregory J. Stevens
--------------------------------------

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP NO. 769627 10 0              SCHEDULE 13D                       EXHIBIT 1

                                POWER OF ATTORNEY

      The undersigned, Desert Rock Enterprises LLC ("Desert Rock"), does hereby constitute and appoint D. Kerry Crenshaw, Esq. as it's true and lawful attorney-in-fact to execute for and on it's behalf any Schedule 13D (and any amendments thereto) which it is required to file with the United States Securities and Exchange Commission as a result of Desert Rock's ownership of or transactions in securities of Riviera Holdings Corporation. Desert Rock acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of Desert Rock, and is not assuming any of Desert Rock's responsibilities to comply with Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

      This Power of Attorney shall remain in full force and effect until Desert Rock is no longer required to file reports under Section 13(d) of the Securities Exchange Act of 1934, as amended, with respect to such undersigned's holdings of and transactions in securities issued by Riviera Holdings Corporation, unless earlier revoked by Desert Rock in a signed writing delivered to the foregoing attorney-in-fact.

      IN WITNESS WHEREOF, the undersigned hereby executes this Agreement effective as of the last date set forth below

                                          DESERT ROCK ENTERPRISES LLC


                                            /s/ Derek J. Stevens
                                          --------------------------------------
                                          By: Derek J. Stevens, its Manager

                                          DATE: September 20, 2006

CUSIP NO. 769627 10 0              SCHEDULE 13D                        EXHIBIT 2

                                POWER OF ATTORNEY

      The undersigned, Derek J. Stevens Irrevocable Trust, under agreement dated July 16, 1993 ("Derek J. Stevens Trust"), does hereby constitute and appoint D. Kerry Crenshaw, Esq. as it's true and lawful attorney-in-fact to execute for and on it's behalf any Schedule 13D (and any amendments thereto) which it is or may be required to file with the United States Securities and Exchange Commission as a result of its and Desert Rock Enterprises LLC's ownership of or transactions in securities of Riviera Holdings Corporation. The Derek J. Stevens Trust acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the Derek J. Stevens Trust, and is not assuming any of the Derek
J. Stevens Trust's responsibilities to comply with Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

      This Power of Attorney shall remain in full force and effect until the Derek J. Stevens Trust is no longer required to or wishes to file reports under
Section 13(d) of the Securities Exchange Act of 1934, as amended, with respect to such undersigned's holdings of and transactions in securities issued by Riviera Holdings Corporation, unless earlier revoked by the Derek J. Stevens Trust in a signed writing delivered to the foregoing attorney-in-fact.

      IN WITNESS WHEREOF, the undersigned hereby executes this Agreement effective as of the last date set forth below.

                                       DEREK J. STEVENS IRREVOCABLE TRUST,
                                       under agreement dated July 16, 1993


                                         /s/ Derek J. Stevens
                                       -----------------------------------------
                                       By: Derek J. Stevens, its Trustee

                                       DATE: September 20, 2006

CUSIP NO. 769627 10 0             SCHEDULE 13D                         EXHIBIT 3

                                POWER OF ATTORNEY

      The undersigned, Gregory J. Stevens Irrevocable Trust, under agreement dated September 20, 1995 ("Gregory J. Stevens Trust") does hereby constitute and appoint D. Kerry Crenshaw, Esq. as it's true and lawful attorney-in-fact to execute for and on it's behalf any Schedule 13D (and any amendments thereto) which it is or may be required to file with the United States Securities and Exchange Commission as a result of its and Desert Rock Enterprises LLC's ownership of or transactions in securities of Riviera Holdings Corporation. The Gregory J. Stevens Trust acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the Gregory J. Stevens Trust, and is not assuming any of the Gregory J. Stevens Trust's responsibilities to comply with Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

      This Power of Attorney shall remain in full force and effect until the Gregory J. Stevens Trust is no longer required to or wishes to file reports under Section 13(d) of the Securities Exchange Act of 1934, as amended, with respect to such undersigned's holdings of and transactions in securities issued by Riviera Holdings Corporation, unless earlier revoked by the Gregory J. Stevens Trust in a signed writing delivered to the foregoing attorney-in-fact.

      IN WITNESS WHEREOF, the undersigned hereby executes this Agreement effective as of the last date set forth below

                                    GREGORY J. STEVENS IRREVOCABLE TRUST,
                                    under agreement dated September 20, 1995


                                       /s/ Gregory J. Stevens
                                    --------------------------------------------
                                    By: Gregory J. Stevens, its Trustee

                                    DATE: September 20, 2006

CUSIP NO. 769627 10 0             SCHEDULE 13D                         EXHIBIT 4

                                POWER OF ATTORNEY

      The undersigned, Derek J. Stevens, does hereby constitute and appoint D. Kerry Crenshaw, Esq. as it's true and lawful attorney-in-fact to execute for and on it's behalf any Schedule 13D (and any amendments thereto) which it is or may be required to file with the United States Securities and Exchange Commission as a result of Desert Rock Enterprises LLC's and the Derek J. Stevens Irrevocable Trust's ownership of or transactions in securities of Riviera Holdings Corporation. Derek J. Stevens acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of Derek J. Stevens, and is not assuming any of Derek J. Stevens' responsibilities to comply with Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

      This Power of Attorney  shall  remain in full force and effect until Derek
J. Stevens is no longer required to or wishes to file reports under Section 13(d) of the Securities Exchange Act of 1934, as amended, with respect to such undersigned's holdings of and transactions in securities issued by Riviera Holdings Corporation, unless earlier revoked by Derek J. Stevens in a signed writing delivered to the foregoing attorney-in-fact.

      IN WITNESS WHEREOF, the undersigned hereby executes this Agreement effective as of the last date set forth below.


                                        /s/ Derek J. Stevens
                                      ------------------------------------------
                                      Derek J. Stevens

                                      DATE: September 20, 2006

CUSIP NO. 769627 10 0              SCHEDULE 13D                        EXHIBIT 5

                                POWER OF ATTORNEY

      The undersigned, Gregory J. Stevens, does hereby constitute and appoint D. Kerry Crenshaw, Esq. as it's true and lawful attorney-in-fact to execute for and on it's behalf any Schedule 13D (and any amendments thereto) which it is or may be required to file with the United States Securities and Exchange Commission as a result of Desert Rock Enterprises LLC's and the Gregory J. Stevens Irrevocable Trust's ownership of or transactions in securities of Riviera Holdings Corporation. Gregory J. Stevens acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the Gregory J. Stevens, and is not assuming any of Gregory J. Stevens' responsibilities to comply with Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

      This Power of Attorney shall remain in full force and effect until Gregory
J. Stevens is no longer required to or wishes to file reports under Section 13(d) of the Securities Exchange Act of 1934, as amended, with respect to such undersigned's holdings of and transactions in securities issued by Riviera Holdings Corporation, unless earlier revoked by Gregory J. Stevens in a signed writing delivered to the foregoing attorney-in-fact.

      IN WITNESS WHEREOF, the undersigned hereby executes this Agreement effective as of the last date set forth below.

                                            /s/ Gregory J. Stevens
                                         --------------------------------------
                                         Gregory J. Stevens

                                         DATE: September 20, 2006

CUSIP NO. 769627 10 0              SCHEDULE 13D                        EXHIBIT 6

               JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

      The  undersigned  acknowledge  and agree that the  foregoing  statement on
Schedule 13D with respect to the Common Stock of Riviera Holdings Corporation is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he knows or has reason to believe that such information in inaccurate.

Dated as of September 20, 2006

                                     DESERT ROCK ENTERPRISES LLC


                                               /s/ Derek J. Stevens
                                     -------------------------------------------
                                     By Derek J. Stevens, its Manager


                                     DEREK J. STEVENS IRREVOCABLE TRUST,
                                     under agreement dated July 16, 1993


                                               /s/ Derek J. Stevens
                                     -------------------------------------------
                                     By Derek J. Stevens, its Trustee


                                     GREGORY J. STEVENS IRREVOCABLE TRUST,
                                     under agreement dated September 20, 1995


                                               /s/ Gregory J. Stevens
                                     -------------------------------------------
                                     By Gregory J. Stevens, its Trustee


                                               /s/ Derek J. Stevens
                                     -------------------------------------------
                                     Derek J. Stevens, an individual


                                               /s/ Gregory J. Stevens
                                     -------------------------------------------
                                     Gregory J. Stevens, an individual